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                          PURCHASE AND SALE AGREEMENT



                                 By and Between



                           M-1 DRILLING FLUIDS L.L.C.



                                      and



                           ANCHOR DRILLING FLUIDS AS




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
                               TABLE OF CONTENTS

                                   ARTICLE 1
       DEFINITIONS  .....................................................   1
1.1    Definitions ......................................................   1

                                   ARTICLE 2

       PURCHASE AND SALE ................................................   7
2.1    Assets to be Conveyed ............................................   7
2.2    Excluded Assets ..................................................   7
2.3    Liabilities, Completion of Certain Contracts .....................   7
2.4    Purchase Price  ..................................................   8
2.5    Adjustments to Purchase Price ....................................   8
2.6    Allocation of Purchase Price .....................................   8

                                   ARTICLE 3

       THE CLOSING.......................................................   9
3.1    Closing ..........................................................   9
3.2    Proceedings at Closing ...........................................   9
3.3    Documents to be Delivered to Buyer Group .........................   9
3.4    Documents to be Delivered to Seller Group ........................  11
3.5    Termination ......................................................  11

                                   ARTICLE 4

       REPRESENTATIONS AND WARRANTIES OF SELLER GROUP ...................  12
4.1    Organization and Good Standing ...................................  12
4.2    Authorizations and Binding Effect.................................  12
4.3    Litigation; Orders ...............................................  13
4.4    Consents .........................................................  13
4.5    Financial Statements; Liabilities ................................  13
4.6    Books and Records ................................................  14
4.7    Title to and Condition of Purchased Assets .......................  14
4.8    Intellectual Property ............................................  15
4.9    Contracts and Commitments ........................................  16
4.10   Licenses and Permits .............................................  17
4.11   Compliance with Law ..............................................  17
4.12   Taxes ............................................................  17
4.13   Employee Benefit Plans and Arrangements ..........................  18
4.14   Customers and Suppliers ..........................................  19
4.15   No Change in Condition ...........................................  19
4.16   Insurance ........................................................  20
4.17   Labor Relations ..................................................  20
4.18   Audit Letters ....................................................  20

                                  ARTICLE 5
      REPRESENTATIONS AND WARRANTIES OF BUYER GROUP . . . . . . . . . . . . .   21
5.1     Organization and Good Standing of Buyer Group . . . . . . . . . . . .   21
5.2     Authorizations and Binding Effect . . . . . . . . . . . . . . . . . .   21
5.3     Litigation, Orders  . . . . . . . . . . . . . . . . . . . . . . . . .   21

                                  ARTICLE 6
                      COVENANTS OF SELLER GROUP . . . . . . . . . . . . . . .   21
6.1     Cooperation   . . . . . . . . . . . . . . . . . . . . . . . . . . . .   21
6.2     Access to Documents, Opportunity to Ask Questions . . . . . . . . . .   22
6.3     Conduct of Business   . . . . . . . . . . . . . . . . . . . . . . . .   22
6.4     Consents and Conditions, Assignment of Assets . . . . . . . . . . . .   22
6.5     Notice of Breach or Material Change   . . . . . . . . . . . . . . . .   22
6.6     Acquisition Proposals . . . . . . . . . . . . . . . . . . . . . . . .   23

                                  ARTICLE 7
                      COVENANTS OF BUYER GROUP  . . . . . . . . . . . . . . .   23
7.1     Cooperation   . . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
7.2     Consents and Conditions . . . . . . . . . . . . . . . . . . . . . . .   23

                                 ARTICLE 8
                CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS . . . . . . . . .   23
8.1       Representations, Warranties and Covenants . . . . . . . . . . . . .   23
8.2       No Prohibition  . . . . . . . . . . . . . . . . . . . . . . . . . .   24
8.3       Delivery of Documents . . . . . . . . . . . . . . . . . . . . . . .   24
8.4       Consents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
8.5       Cooperative Agreement . . . . . . . . . . . . . . . . . . . . . . .   24

                                 ARTICLE 9
        CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS  . . . . . . . . . . . .   24
9.1     Representations, Warranties and Covenants . . . . . . . . . . . . . .   24
9.2     No Prohibition  . . . . . . . . . . . . . . . . . . . . . . . . . . .   24
9.3     Delivery of Documents . . . . . . . . . . . . . . . . . . . . . . . .   24
9.4     Consents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25

                                  ARTICLE 10
       MUTUAL AND ADDITIONAL POST-CLOSING COVENANTS . . . . . . . . . . . . .   25
10.1    Further Assurances  . . . . . . . . . . . . . . . . . . . . . . . . .   25
10.2    Public Announcements  . . . . . . . . . . . . . . . . . . . . . . . .   25
10.3    Certain Employee Matters  . . . . . . . . . . . . . . . . . . . . . .   25
10.4    Non-Competition   . . . . . . . . . . . . . . . . . . . . . . . . . .   26
10.5    Assignment of Contracts . . . . . . . . . . . . . . . . . . . . . . .   27
10.6    Taxes and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . .   27
10.7    Access to Records and Premises After Closing Date . . . . . . . . . .   27
10.8    Actions of the Parties  . . . . . . . . . . . . . . . . . . . . . . .   28
10.9    Payment Of Certain Amounts Due To Parent At 30 September 1995 . . . .   28



                                       ii
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
10.10 Payment of 30 September 1995 through Closings Date Earnings To
        Parent  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

                                                ARTICLE 11

        INDEMNIFICATION; LIMITATION OF LIABILITY; SURVIVAL. . . . . . . . . . . . . . . . . . . . . . .  29
11.1    Indemnity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
11.2    Notice, Participation and Duration . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
11.3    Indemnification Notwithstanding Investigation or Negligence . . . . . . . . . . . . . . . . . .  31
11.4    Survival of Indemnification and Representations and Warranties  . . . . . . . . . . . . . . . .  31
11.5    Liability Limitation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
11.6    Liability Limitation With Regard to Failure To Obtain Consents  . . . . . . . . . . . . . . . .  32

                                                 ARTICLE 12

        MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
12.1    Waivers and Amendments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
12.2    Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
12.3    Headings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
12.4    Parties in Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
12.5    Entire Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
12.6    Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
12.7    Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
12.9    Successors and Assigns  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
12.10   Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

                          PURCHASE AND SALE AGREEMENT



       THIS PURCHASE AND SALE AGREEMENT (this "Agreement"), made this 10th day of April 1996, is by and between M-I DRILLING FLUIDS L.L.C., a Delaware, U.S.A. limited liability corporation ("Buyer") and ANCHOR DRILLING FLUIDS AS, a Norwegian corporation ("Seller").



                                    RECITALS

        WHEREAS, Seller is a wholly owned subsidiary of Transocean AS
("Parent");

        WHEREAS, Seller Group is involved in the business of providing, to the oil and gas industry in Norway and other markets throughout the world, drilling fluids, drilling fluids engineering services, laboratory services and related services including the supply of crude and ground barite, waterbased transportation services, and custom grinding services (the "Business"); and



        WHEREAS, Seller Group intends to sell and Buyer Group intends to purchase the shares of stock or assets of Seller Group relating to the Business and Buyer Group agrees to assume certain liabilities associated with the Business as specifically set forth in the Protocol.



       NOW, THEREFORE, in consideration of the premises, the mutual benefits to be derived from this Agreement and the representations, warranties, covenants and conditions herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:



                                   ARTICLE 1
                                  DEFINITIONS



        1.1 Definitions. Unless otherwise defined herein or unless the context otherwise requires, capitalized terms in this Agreement have the following meanings:



        "Affiliate" means any Person that, directly or indirectly, controls, or is controlled by or under common control with, another Person. For purposes of this definition, "control" (including the terms "controlled by" and "under common control with"), as used with respect to any Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities or by contract or otherwise.



        "Allocation Certificate" has the meaning ascribed thereto in
Section 2.6.

        "Assumed Contracts" means (i) those Contracts listed on Schedule 1.1(b)(i), (ii) the Assumed Personalty Leases which are listed on Schedule 1.1(b)(ii), (iii) the Assumed Real Property Leases which are listed on Schedule 1.1(b)(iii); (iv) other contracts, agreements, and arrangements listed on
Schedule 1.1(b)(iv), (v) those Intellectual Property agreements listed in the Intellectual Property Agreement List on Schedule 1.1(d), and (vi) those contracts, agreements, and arrangements entered into in the ordinary course of business between the date of execution of this Agreement and the Closing Date and listed in the Closing Memorandum.



        "Assumed Liabilities" means all liabilities, including any guarantees issued by the Parent with respect to the Business, other than Excluded Liabilities.



        "Assumed Personalty Leases" means those leases, whether operating or capital, of Personalty to which Seller Group is a party, whether as lessor or lessee, and that are specifically set forth on Schedule 1.1(b)(ii).



        "Assumed Real Property Leases" means those leases of real property to which Seller Group is a party, whether as lessor or lessee, and that are specifically set forth on Schedule 1.1(b)(iii).



        "Assumed Stock" means those shares of stock set forth on Schedule 1.1(b)(c) to be purchased by Buyer Group pursuant to a separate Stock Purchase Agreement. Schedule 1.1(c) shall include the total number of authorized shares, the par value per share and any voting, preference, or preemptive rights or restrictions associated with the Assumed Stock.



        "Business" has the meaning ascribed thereto in the Recitals to this Agreement and reflected through the Financial Statements.



       "Buyer Group" means the Buyer and those of its Affiliates designated to acquire the Purchased Assets pursuant to the Protocol.



        "Buyer Group Indemnitees" has the meaning ascribed thereto in Section 1.1(a).

        "Closing" means the consummation of the transactions between Buyer Group and Seller Group contemplated hereby.

        "Closing Date" has the meaning ascribed thereto in Section 3.1.

        "Company" means the any company whose shares of stock are being assumed by Buyer Group as reflected on Schedule 1.1(c).


        "Contracts" means any contract, agreement, purchase order, indenture, note, bond, loan, instrument, lease (excluding Assumed Personalty and Real Property Leases), conditional sale contract, mortgage, license, franchise, insurance policy, commitment or other arrangement (whether written or oral and which constitutes a contract or gives inference to the existence of a contract, except to the extent such is in violation with or unenforceable under applicable law), including those contracts described on Schedule 1.1(b)(i).

        "Damages" means all judgments, good faith settlements, claims (whether or not such claims are ultimately defeated), losses, penalties, fines, liabilities (including strict liability), costs, and expenses, of whatever kind or nature, contingent or otherwise, reasonable attorney's fees,costs and expenses incurred in enforcing this Agreement or collecting any sums due hereunder.



       "Due Diligence Adjustments" means the value of those adjustments to the 30 September 1995 Financials accumulated by Buyer Group as part of the due diligence process which are agreed upon by the parties prior to the Closing Date.



        "Environmental Costs" mean all costs and liabilities associated with the non-compliance of Environmental Laws and associated with any environmental investigation and/or remediation.



        "Environmental Laws" means any and all laws, statutes, ordinances, rules, regulations or orders of any Governmental Entity (including common law duties established by courts or other Governmental Entities) pertaining to the protection of human health and the environment in effect on the date of this Agreement in any jurisdiction, federal, state, local or foreign, in which the Business is operated.



        "Excluded Assets if means any assets or properties of Seller Group used or held for use in the Business to the extent they constitute, on the Closing Date:



       (a)     the shares of stock of the following entities:
               (i)    Sun-Tek AS
               (ii)   Norbar Minerals AS



        "Excluded Liabilities" has the meaning ascribed thereto in
Section 2.3(a).

        "Financial Statements" has the meaning ascribed thereto in Section
4.5(a).

        "Governmental Entity" means any court or any federal, state, local, or foreign legislative body or governmental department, commission, board, bureau, agency or authority.


        "Improvements" means all warehouses, storage facilities, buildings, works, structures, fixtures, landings, improvements, installations and additions constructed, erected or located on or attached or affixed to the Real Property.



        "Indemnified Claim" has the meaning ascribed thereto in Section 11.2.

        "Indemnitee" has the meaning ascribed thereto in Section 11.2.

        "Indemnitor" has the meaning ascribed thereto in Section 11.2.

        "Intangible Assets" means all manuals, catalogs, brochures, sales literature, marketing techniques and materials, marketing and developing plans, promotional or other selling materials, nonproprietary computer software, microfilm records, drawings, specifications, nonproprietary technology, customer lists, price lists, business acquisition and disposition plans and all other nonproprietary rights of any kind or character and wherever located which are owned by the Business and used or being developed by and in connection with the Business.



        "Intellectual Property" means all patents, patent applications, inventions, disclosures, trademark and service mark license rights, copyrights (including registrations and pending registrations therefor), trade secrets, know how, processes, proprietary technology and computer software, slogans, research and development projects, models, data, and all other proprietary rights of any kind or character, wherever located, that are used or are being developed in connection with the Business and the confidential information owned by or licensed to and used by Seller Group in connection with such know how or processes or the Purchased Assets or in the conduct of the Business, including without limitation all that is listed (together with the name or names of the owner or owners thereof) on Schedule 1.1(d).



        "Intellectual Property Agreement List" has the meaning ascribed thereto in Section 4.8(a)(iii).



        Inventories" means all raw materials and work-in-process inventories of the Business which were in existence on the date of and reflected in the 30 September 1995 Financials, plus all raw materials and work-in-process acquired or initiated in the ordinary course of the Business during the period between the 30 September 1995 Financials date and the Closing Date, less all raw materials and work-in-process used or completed during said period, as listed on Schedule 1.1(e).



        "Inventory and Equipment In-Transit" means that inventory and equipment which was purchased by Seller Group prior to the Closing Date but was not received as of the Closing Date as listed on Schedule 1.1(f).



        "Key Employee" means any employee of Seller Group listed on Schedule 10.3(c).

        "Legal Proceeding" means any judicial, administrative or arbitral action, suit, proceeding (public or private), written claim or governmental proceeding.



        "Liens" means all mortgages, deeds of trust, liens, security interests, pledges, conditional sales contracts, claims, rights of first refusal, options, charges, liabilities, obligations, easements, rights-of-way, limitations, reservations, restrictions and other encumbrances of any kind.



        "Material Adverse Effect' means (a) any change in the business, results of operations, financial condition, obligations (whether or not the result thereof would be covered by insurance) thereof that (individually or in the aggregate) is, or may be reasonably expected to be, material and adverse to the Business, taken as a whole, or (b) a change in the value, condition or use thereof that (individually or in the aggregate) is, or may be reasonably expected to be, material and adverse to the Purchased Assets, taken as a whole.



        "Material Contracts" means Seller's contracts and agreements that provide for payments or receipts by the Business of in excess of NOK 300,000 or more annually.

        "Net Asset Value" has the meaning ascribed thereto in Section 10.10.

        "Patent List" has the meaning ascribed thereto in Section 4.8(a)(i).

        "Permits" means all permits, licenses, franchises and authorizations, including Permits required by Environmental Laws, that are material to and that relate to the operation of the Business and the ownership and operation of the Purchased Assets all as the same may exist on the Closing Date.



        "Permitted Encumbrances' means Liens for current taxes and assessments not yet due and payable, including without limitation Liens for nondelinquent ad valorem taxes, nondelinquent statutory Liens, inchoate liens, deposits for workman's compensation, unemployment and surety bonds arising other than by reason of any default on the part of Seller Group.



        "Person" means an individual, partnership, joint venture, corporation, bank, trust, unincorporated organization or a Governmental Entity.



        "Personalty" means all tools, equipment (including without limitation all computer equipment and hardware), rental equipment, machinery, vessels, vehicles and other transportation equipment, furniture, spare parts, supplies and all other tangible personal property of every kind and description (other than Improvements and the Inventories), insofar as any of the foregoing is owned by the Business, including without limitation those listed or described on Schedule 1.1(g), but excluding Excluded Assets.



        "Plan" has the meaning ascribed thereto in Section 4.13.

        "Protocol" means that plan describing the seller and the buyer of the Purchased Assets on a country-by-country basis as set forth in Schedule 1.1(a)



        "Purchase Price" has the meaning ascribed thereto in Section 2.4.

        "Purchased Assets" means:

        (a) all cash, bank accounts, negotiable instruments or other cash equivalents existing on the Closing Date;

        (b)    the Receivables;

        (c)    the Inventories;

        (d) the Inventory and Equipment In-Transit which were purchased by Seller Group in the ordinary course of business;



        (e) all prepaid rentals, other prepaid expenses, bonds, deposits and financial assurance requirements, and those other current assets not otherwise enumerated in Excluded Assets relating to the Business, including without limitation all prepaid expenses of the nature (but not the amount) described in the 30 September 1995 Financials, all as the same may exist on the Closing Date; and

        (f)    the Assumed Stock;

        (g)    the Improvements;

        (h)    the  Personalty;

        (i)      the  Permits, to the extent transferable;

        (j)     the  Intellectual Property;

        (k)    the Intangible Assets;

        (l)    the Assumed Contracts;

        (m)    the trade associated with the Purchased Assets;

        (n)    the goodwill and going concern value of the Business; and

        (o) all correspondence, production records, customer lists, employment records with respect to Seller Group employees and any other information pertaining to the Business that is reasonably necessary for Buyer Group to conduct the Business from and after the Closing Date in the manner in which it is presently being conducted;



       provided, however, that the Purchased Assets shall not include the Excluded Assets.

        "Real Property" means the parcels of real property described on
Schedule 1.1(h).

        "Receivables" means all accounts and notes receivables which were in existence on the date of and reflected in 30 September 1995 Financials, plus all credit sales made in the ordinary course of the Business during the period between the 30 September 1995 Financials date and the Closing Date, less all accounts collected and all sales returns or allowances, as listed on Schedule 1.1(i).



        "Seller Group" means the Seller and those of its Affiliates designated to sell the Purchased Assets pursuant to the Protocol.



        "Seller Group Indemnitees " has the meaning ascribed thereto. in
Section 11.1(b).

        "Seller Group's Knowledge" means information (i) which is actually known by the individuals listed on Schedule 1.1(i) hereto and (ii) which such individual should reasonably be expected to have obtained as the result of undertaking an investigation of such scope and extent as a reasonably prudent person would undertake concerning the particular subject matter.

        "Taxes" means any federal, state, local or foreign income, profit, franchise (including without limitation those that are based on net worth, capitalization, income or total assets), sales, use, transfer, real property transfer, recording, value added, real or personal property or other taxes, assessments, fees, levies, duties (including without limitations customs duties and similar charges), deductions or other charges of any nature whatsoever (including without limitation interest and penalties) imposed by any law, rule or regulation.


       "30 September 1995 Financials' means the 30 September 1995 unaudited financial statements provided to Buyer Group by Seller Group pursuant to that certain Confidentiality Agreement dated 24 October 1995.


        "Trademark/Copyright List" has the meaning ascribed thereto in Section 4.8(a)(ii).

        "Transfer Taxes" means all sales, use, transfer, real property transfer, recording, value added, investment, customs duties and similar taxes or charges that become due and payable prior to, on or after the Closing Date as the result of (a) the conveyance to Buyer Group of the Purchased Assets by Seller Group or (b) the expiration of any time period on or prior to the Closing Date that results in customs duties or similar charges, or an increase in customs duties or similar charges, on or with respect to any of the Purchased Assets.


                                   ARTICLE 2
                               PURCHASE AND SALE


        2.1 Assets to be Conveyed. Subject to the terms and conditions of this Agreement, at the Closing, Seller Group shall sell, convey, transfer, assign and deliver to Buyer Group, free and clear of all Liens other than Permitted Encumbrances, and Buyer Group shall purchase, acquire and accept from Seller Group the Purchased Assets in accordance with the Protocol and pursuant to the terms of the supplemental agreements set forth as Exhibit A.



        2.2 Excluded Assets. Seller Group shall be obligated hereunder to sell only the Purchased Assets, and Buyer Group shall be obligated hereunder and thereunder to purchase only the Purchased Assets. Notwithstanding anything to the contrary contained herein, Buyer Group shall not be obligated to purchase, and Seller Group shall not be obligated hereunder to sell any other assets or properties of Seller Group, including without limitation, the Excluded Assets.



        2.3     Liabilities; Completion of Certain Contracts.

        (a) Buyer Group is not assuming and will not assume either hereunder or otherwise the Excluded Liabilities. Excluded Liabilities means the following liabilities and obligations of Seller Group; (i) unaccrued Taxes;
(ii) any Norwegian Taxes imposed in connection with the transactions contemplated by this Agreement; (iii) any revenue adjustments or credit notes relating to sales and services rendered prior to the Closing Date in excess of NOK 30,000; (iv) any invoices received after the Closing Date for services rendered to Seller Group or goods purchased by Seller Group prior to the Closing Date which Buyer determines is not in the ordinary course of business;
(v) any Inventory and

Equipment In-Transit not purchased in the ordinary course of business; and (vi) all other liabilities not reflected in the Financial Statements. Excluded Liabilities do not include liabilities and obligations associated with Inventory and Equipment In-Transit purchased in the ordinary course of business.


        (b) Subject to the terms and conditions contained herein, Buyer Group agrees to assume the Assumed Liabilities and the Assumed Contracts on the Closing Date and, thereafter, to pay, perform and discharge when due the Assumed Liabilities and the liabilities and obligations under the Assumed Contracts to the extent they accrue after the Closing Date, and none other.


        2.4 Purchase Price. Subject to the terms and conditions of this Agreement, including Section 2.5 below, Buyer shall pay to Seller at Closing an aggregate purchase price (the "Purchase Price") equal to NOK 695.750.000.
The Purchase Price shall be payable by wire transfer in immediately available funds to the account specified by Seller, which account shall be specified not less than two business days before the Closing Date.


       2.5 Adjustments to Purchase Price. For purposes of determining the Purchase Price as contemplated by Section 2.4, the Purchase Price shall be adjusted as follows:


       (a)   The Due Diligence Adjustments which exceed NOK 7.000.000.


       (b) The Purchase Price allocated under Section 2.6 below to any interest in a joint venture, the conveyance of which cannot be effected due to
(i) lack of approval by a government authority, (ii) lack of consent of the other joint venture party or (iii) the exercise of a right of first refusal by the other joint venture party.


        (c) By the amount of NOK 6.958.000 which is a compromise and settlement between Buyer Group and Seller Group with respect to Seller Group's unaccrued liabilities for Environmental Costs associated with the Business. The parties agree this amount of NOK 6.958.000 will not be recorded on Seller Group's books and records.


        The aggregate of any Due Diligence Adjustments not reducing the Purchase Price under this Section 2.5 (i.e. those not exceeding NOK 7.000.000), will be credited against the threshold set forth in Section 11.5, provided, however, that the adjustment for Environmental Costs described in Section 2.5(c) above, is not a Due Diligence Adjustment for the purposes of the NOK
7.000.000 threshold described in Section 2.5(a) or for the purposes of the threshold set forth in Section 11.5.


        2.6 Allocation of Purchase Price. The Purchase Price shall be allocated among the Purchased Assets as soon as is practicable after the Closing Date, but in no event later than 31 October 1996 using a method agreed to by both Buyer and Seller and such allocation shall be set forth on a certificate to be signed by Buyer and Seller (the "Allocation Certificate"). However, the parties agree that the Purchase Price allocated to Seller's interest in Anchor Drilling Fluids - Vietnam J/V Company shall be NOK 7.255.000, which shall not be increased or decreased via the processes discussed in this Section 2.6. In the event that the Buyer and Seller are unable to agree to an allocation within the above time period, an independent international accounting firm (excluding Arthur Andersen & Co. and Coopers & Lybrand) shall be engaged to allocate the Purchase Price using generally acceptable methods and such binding allocation shall be complete no later than 31 December 1996; provided, however, either party can submit this allocation to arbitration under the provisions of Section 12.8. Subject to the requirements of any applicable law, all tax returns and reports filed by Buyer Group and Seller Group shall be prepared consistently with such allocation.


                                   ARTICLE 3
                                  THE CLOSING


       3.1 Closing. The Closing shall take place at the offices of Seller at the later of (a) 10:00 a.m., local time, on 30 April 1996, (b) at such other place and at such other time and date as may be mutually agreed upon by Buyer and Seller or (c) if Buyer is unable to obtain the consents required under Section 7.2 (including without limitation the consent of the U.S. Department of Justice to modify that certain Final Judgement between United States of America v. Baroid Corporation, et. al., dated 23 December 1993, hereinafter the "Final Judgement") by 30 April 1996 or the date of the Closing otherwise agreed upon by Buyer and Seller, within five (5) business days after such consents are obtained. The date of the Closing is referred to in this Agreement as the 'Closing Date."


        3.2 Proceedings at Closing. All proceedings to be taken, all payments to be made and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken, paid, executed and delivered simultaneously, and no proceedings shall be deemed taken, no payments shall be deemed made nor any documents executed or delivered until all have been taken, paid, executed and delivered.


       3.3 Documents to be Delivered to Buyer Group. At the Closing, Seller Group shall execute (where necessary) and deliver, or shall cause to be executed (where necessary) and delivered, to Buyer Group the following:


        (a) bill of sale with respect to all the Purchased Assets, the form and substance of which shall be acceptable to Buyer;


        (b) certificates evidencing the shares of the Assumed Stock duly endorsed in blank for transfer and executed copies of the various Stock Purchase Agreements;


        (c) certificates of title or other title documents in recordable form conveying good title to all vehicles and other transportation equipment included in the Purchased Assets;


        (d) deeds or other title documents in recordable form conveying good title to all real property included in the Purchased Assets;

       9.4 Consents. The consents and approvals for those Assumed Contracts listed in Section 3.3(e) shall have been duly given.


                                   ARTICLE 10
                  MUTUAL-AND ADDITIONAL POST-CLOSING COVENANTS


        10.1 Further Assurances. From time to time after the Closing Date, and for no further consideration, Seller Group shall perform all acts and execute, acknowledge and deliver such assignments, transfers, consents and other documents and instruments as Buyer Group or its counsel may reasonably request, in each case, to vest in Buyer Group title to the Purchased Assets.


        10.2 Public Announcements. Seller and Buyer shall not make any public statement, including, without limitation, any press release, with respect to this Agreement and the transactions contemplated hereby, without the prior written consent of the other party (which consent may not be unreasonably withheld), except as may be required by law, or by stock exchange rules and/or regulations.


        10.3   Certain Employee Matters.


        (a) No Obligations Under Plans. Buyer Group is not assuming and will not assume, either hereunder or otherwise, any obligations to Seller Group's former or existing employees with respect to or arising out of any Plan or with respect to any employee benefit which Seller Group's former or existing employees may receive from Seller Group, including, but not limited to, any benefits that Seller Group's employees may be entitled to pursuant to any employment agreement, except as provided in Section 10.3(b).


        (b)     Employees. Buyer Group agrees to offer employment to all
eligible employees   of Seller Group and Seller Group will use reasonable
efforts to cause such employees   to make available their employment services
to Buyer Group. Employment offered to Seller Group's employees shall be offered on similar terms (in the aggregate) to those under which Seller Group employed such employees as of the Closing; provided that, Buyer Group is making no assurances as to the length of such employment. The employees' calendar year 1996 vacation entitlement will be determined using Buyer Group's vacation policy in effect at 1 January 1996.


        (c)     No Solicitation.      Seller Group covenants and agrees that,
commencing on the Closing Date and continuing for a period of two (2) years thereafter, Seller Group will not directly or indirectly (a) attempt to solicit
employment from any Key Employee as set forth in Schedule    10.3(c) or (b)
attempt to induce any Key Employee to terminate employment with Buyer Group. However, the preceding sentence shall not apply to those Key Employees who are terminated by Buyer Group or independently respond to a general publication solicitation for employment by Seller Group.

        10.4 Non-Competition.


        (a) Seller and Buyer acknowledge that (i) the Business is national and international in scope, (ii) the agreements and covenants in this Section
 10.4 are essential to protect the Business and the Purchased Assets (including specifically the goodwill) purchased by Buyer Group, and (iii) Buyer would not enter into this Agreement but for the covenants and agreements contained in this Section 10.4. Accordingly, Seller Group, covenant and agree that, commencing on the Closing Date and continuing for a period of three (3) years thereafter, except as provided in Section 10.4(b), Seller Group will not own, manage, operate, join, control or participate in, directly or indirectly, or be a partner or stockholder of, any business engaged in any activity that is in competition in any manner whatsoever with the Business as currently conducted by Seller Group and has been conducted by Seller Group in the three
 (3) years prior to the date of this Agreement, and Seller Group shall not render assistance or advice to any Person that is so engaged.


        (b) Buyer Group and Seller Group agree to the following exceptions from the provisions of Section 10.4(a):


        (i) Seller Group may acquire a Passive Financial Investment in a business engaged in any activity that is in competition in any manner whatsoever with the Business as currently conducted by Seller Group and has been conducted by Seller Group in the three (3) years prior to the date of this Agreement. "Passive Financial Investment" shall mean any acquisition of less than 20% of a business, which is not a controlling interest or which does not provide effective control, and in which Seller Group does not (A) elect to provide a member to the Board of Directors or management or (B) engage in any marketing, sales or financing activity on behalf of the business in which the interest is acquired.


        (ii) Seller Group may acquire a controlling interest in a business engaged in any activity that is in competition in any manner whatsoever with the Business as currently conducted by Seller Group and has been conducted by Seller Group in the three (3) years prior to the date of this Agreement if such competitive activity is equal to or less than ten percent (1 0 %) of the revenues of the acquired business. In the event that the revenues of the competitive activity are greater than ten percent (10%) of the revenues of the acquired business, Seller Group shall promptly notify Buyer Group, and, at Buyer Group's sole option, shall divest all such competitive activity within twelve (12) months from the date of acquisition of any such business. For purposes of this Section 10.4(b)(ii), "revenues of the acquired business" shall not include the sales of any third party competitive services contracted or offered by or through the acquired business as part of an integrated products or services proposal.


        (iii) Section 10.4(a) shall not apply to a merger of Seller Group or Parent with any third party or the acquisition of Seller Group or Parent by any third party where, after the merger or acquisition, Seller Group or Parent is not in actual or effective control of the combined entities.

       (c) If Buyer Group cannot show that any breach of the provisions of this Section 10.4 by Seller Group results in damages being suffered by Buyer Group, then Seller Group agrees that Buyer Group's only remedy may be injunctive relief.


        10.5 Assignment of Contracts. Seller Group agrees to use its best efforts in each case to obtain consent to the assignment to Buyer of Assumed Contracts, Assumed Personalty Leases, Assumed Real Property Leases, Permits, commitments and sales orders to be assigned to Buyer Group as provided herein, to the extent such agreements or instruments required the consent of any other Person and the consent so required was not provided at Closing. Until such time as Seller Group obtains the consents required in the foregoing sentence, Seller Group agrees to maintain any and all Assumed Contracts, Assumed Personalty Leases, Assumed Real Property Leases and Permits, as set forth on
Schedule 10.5, which are necessary for the operation of the Business for the benefit of Buyer Group and at Buyer Group's cost and expense, provided that Buyer Group undertakes to perform its obligation under such Assumed Contracts, Assumed Personalty Leases, Assumed Real Property Leases and Permits consistent with the terms set forth therein and provides Seller Group and Parent with written summaries of such performance as reasonably requested by Parent. It is agreed that no contract containing a non-assignment clause shall be deemed to have been assigned unless and until the necessary consent for assignment has been obtained.


        10.6   Taxes and Expenses.


        (a) All Taxes, including real estate taxes, personal property taxes, charges and assessments but excluding income or profit taxes, with respect to the Business and the Purchased Assets shall be prorated on a per them basis through the Closing Date. If, as of the Closing Date, any of the same have not been finally assessed for the current fiscal year of the taxing authority, then the same shall be adjusted at Closing based upon the most recently issued bills therefor, and shall be readjusted when and if final bills are issued. Charges for water, electricity, sewer, gas, telephone and all other utilities shall be prorated on a per them basis of the fiscal year or billing period of the authority, utility or other person levying or charging for the same.


        (b) Buyer Group shall be liable and shall pay all Transfer Taxes, if any, resulting from the sale of the Purchased Assets.


        (c) Except as may otherwise be specifically provided herein, each party shall be responsible for its own expenses, including without limitation the fees of accountants and attorneys, which are incurred in connection with the negotiation and execution of this Agreement and the consummation of the transactions herein contemplated.


        10.7    Access to Records and Premises After Closing Date.


        (a) Seller Group and Buyer Group agree that, so long as the books and records retained by Seller Group relating to the Business or the Purchased Assets or the books and records delivered to Buyer Group hereunder remain in existence and available, each party shall have the right to inspect and, at its expense, to make copies of the same at any time during business hours for any proper purpose. For seven (7) years following the Closing Date, Buyer Group and Seller Group will not, without first having offered to deliver the same to the other party, destroy or permit the destruction of any of such books and records in its possession. For purposes of this Section 10.7(b), books and records shall include consolidated workpapers and schedules used to prepare the Financial Statements and prior year financial statements. Buyer Group and Seller Group agree that it will make available to the other party and to any accountants or attorneys or tax agents authorized by such other party, at the expense of the party requesting the same, any such records or information needed in connection with any Tax or Transfer Tax matters, litigation or similar matters.


        (b) Buyer Group shall afford Seller Group's officers, employees and agents access at all reasonable times and upon reasonable notice from the date hereof until ninety (90) days after the Closing, to the Real Property and the real property the lease of which Buyer Group has assumed pursuant to this Agreement for the purpose of removing Excluded Assets from such real property; provided that, Seller Group shall be liable for any Damages resulting from such removal of Excluded Assets. Seller Group shall afford, or cause to be afforded, Buyer Group's officers, employees and agents access at all reasonable times and upon reasonable notice from the date hereof until ninety (90) days after the Closing, to the real property upon which any of the Purchased Assets is located for the purpose of removing such Purchased Assets from such real property; provided that, Buyer Group shall be liable for any Damages resulting from such removal of Purchased Assets.


        10.8 Actions of the Parties. Buyer Group and Seller Group agree to cooperate fully by taking all reasonable actions necessary to obtain all Permits from Governmental Entities, to obtain all consents, approvals and authorizations from other Persons and to effect all filings, applications, registrations and notifications that the parties hereto deem necessary or desirable to consummate the transactions contemplated hereby.


          10.9 Payment Of Certain Amounts Due To Parent At 30 September 1995. Any time prior to the Closing Date, Seller shall be allowed to pay to Parent the sum of NOK 14.449.000, which represents the NOK 2.933.000 liability recorded in the Group Contribution Payable account on Seller's 30 September 1995 Financials plus the NOK 11.516.000 liability recorded as part of the Taxes Payable account on Seller's 30 September 1995 Financials (calculated as 28% of the taxable income of the Norwegian entities for the period 1 January through 30 September 1995).


        10.10 Payment of 30 September 1995 through Closing Date Earnings To Parent.

        (a) Any time after 31 March 1996 and prior to the Closing Date, Seller shall pay to Parent any increase in the Net Asset Value or shall collect from Parent any decrease in the Net Asset Value. The Net Asset Value at 30 September 1995 is NOK 224.504.000 and is calculated per Schedule 10. 10. The increase or decrease in the Net Asset Value for each succeeding month-end shall be calculated using the formula set forth on Schedule 10.10. Seller shall calculate the increase or decrease in the Net Asset Value and shall forward the calculation to Buyer. If the Buyer does not object to the calculation in writing within ten (10) days of receipt, the calculation becomes final. The parties shall meet to amicably resolve any objections raised by Buyer.


        (b) After the Closing Date, Buyer shall pay to Seller any final increase in the Net Asset Value or Seller shall pay to Buyer any final decrease in the Net Asset Value. The final increase or decrease in the Net Asset Value shall be calculated using the formula set forth in Schedule 1 0. 1 0. Buyer shall calculate the final increase or decrease in the Net Asset Value at the Closing Date and shall forward the calculation to Seller within thirty (30) days after the Closing Date. If the Seller does not object to the calculation in writing within ten (10) days of receipt, the calculation becomes final. The parties shall meet to amicably resolve any objections raised by Seller.


                                   ARTICLE 11
               INDEMNIFICATION; LIMITATION OF LIABILITY; SURVIVAL


11.1    Indemnity.


       (a) Subject to the provisions of this Article 1 1, Seller Group shall indemnify and hold Buyer Group and the officers, directors, stockholders, employees and agents of Buyer Group ("Buyer Group Indemnitees") harmless from and against Damages of the Buyer Group Indemnitees to the extent arising out of or based upon:


        (i) the ownership, management, operation or use by Seller Group of the Purchased Assets or the conduct of the Business by Seller Group on or prior to the Closing Date;


        (ii) any actual or threatened violation or noncompliance by Seller Group of or with any statute, ordinance or other law, federal, state, local or foreign, or any rule or regulation of any Governmental Entity in connection with the ownership, management, operation or use of the Purchased Assets or the conduct of the Business on or prior to the Closing Date;


       (iii) any misrepresentation, breach of warranty or breach or nonfulfillment of any covenant of Seller Group in this Agreement, including the Schedules hereto;


        (iv) the application of any Plan of Seller Group to any employee of Seller Group;


except to the extent such claims are paid by insurance maintained by Buyer
Group.


        (b) Subject to the provisions of this Article 1 1, Buyer Group shall indemnify and hold Seller Group and the officers, directors, stockholders, employees and agents of Seller Group ("Seller Group Indemnitees") harmless from and against any Damages of the Seller Group Indemnitees to the extent arising out of or based upon:

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.


                                      M-I DRILLING FLUIDS L.L.C.


                                      By:   /s/ LOREN K. CARROLL
                                            --------------------
                                      Name:  Loren K. Carroll
                                      Title: President and C.E.O.


                                      ANCHOR DRILLING FLUIDS AS


                                      By:   /s/ Reidar Lund
                                            ---------------------
                                      Name:  Reidar Lund
                                      Title: Chairman

                                LIST OF EXHIBITS
                                ----------------


Exhibit A  -  Stock Transfer Agreement

Exhibit B  -  Parent Company Guarantee and Non-Compete Agreement